Exhibit 99.1

Santiago, July 17, 2020

Mr.

Joaquín Cortez Huerta

President

Financial Markets Commission

Present

Ref.	Communication of Material Fact.

Mr President,

In accordance with the provisions of Articles 9 and 10 of Law 18,045 and the provisions of Article 147 of Law 18,046, we report that in ordinary session on July 15, the Board of Banco Santander - Chile approved the following contracts:

●	A lease agreement between Banco Santander-Chile and its subsidiary and support company, Sociedad Operadora de Tarjeta de Pago Santander Getnet Chile S.A., to provide a legal address and start the Unique Tax Number process with the Internal Tax Service.

●	A contract between Banco Santander-Chile and Santander Global Trade Platform Solutions S.L., a Santander Group company based in Spain, which regulates the digital traceability service of international payments provided through the “Global Trade Services” platform developed by the “GTS” Provider.

In relation to these operations, the directors Claudio Melandri Hinojosa, Rodrigo Vergara Montes, Orlando Poblete Iturrate, Ana Dorrego de Carlos, Lucía Santa Cruz Sutil, Félix de Vicente Mingo, Alfonso Gómez Morales, Rodrigo Echenique Gordillo, Juan Pedro Santa María Pérez, Blanca Bustamante Bravo, and Oscar Von Chrismar Carvajal manifested the convenience for the Bank the procurement of these operations, with pricing, terms, and conditions similar to those prevailing in the market, and in accordance with the favorable report of the Director Committee and Audit Committee of the Bank.

Sincerely,

Miguel Mata Huerta

Chief Executive Officer

C.c:

- Stock Exchange